United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of February 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_______.)

Table of Contents

Press Release

Signature Page

Press Release

Vale — 2009 Production Report
OVERCOMING CHALLENGES
Rio de Janeiro, February 10, 2010 — Vale S.A. (Vale) faced in 2009 significant challenges brought by the great recession that caused one of the few episodes of global GDP contraction over the last 140 years of modern economic history. As a producer of minerals and base metals, the end consumers of our products are mainly in the manufacturing and construction industries, the two most cyclical and volatile components of GDP. In addition, being the only truly global supplier of iron ore, the demand for our products was severely impacted by the very low rate of operation of the carbon steel industry in the Americas and Europe, regions where the industry was most significantly affected by the recession.
If, on the one hand, severe economic downturns usually cause serious negative effects on financial and operational performance, on the other hand they create extraordinary opportunities for companies that embrace change and structural transformation.
Vale has leveraged its competitive advantages — low-cost world-class assets, a healthy balance sheet, a large pool of liquidity, discipline in capital allocation, skilled labor, spirit of entrepreneurship — to launch several successful initiatives to make it much stronger in the near future, reducing costs on a permanent basis and raising efficiency. Despite the weaker performance shown compared to the previous years, we have no doubt that 2009 was a very productive year in terms of enhancement of our capacity to grow and to create sustainable shareholder value across the cycles.
Our response to the demand shock combined with the beginning of a synchronized global economic recovery allowed us to have a much better operational performance in the second half of the year. The case of iron ore, our most important product, epitomizes the strong improvement: output rose to 130.2 Mt1 in 2H09 from 107.7 Mt in 1H09, in a 21% increase. Currently, we are taking the final steps to return to full capacity operation.
Despite the sharp fall in iron ore production for the year, 237.9 Mt against 301.7 Mt in 2008, Vale was still the largest producer in the world, with 96.4% of output generated from wholly-owned and operated facilities, guaranteeing a tight control on the strong cash flow.
Three new annual production records were attained in 2009: coal (5.4 million metric tons), bauxite (12.5 million metric tons) and alumina (5.9 million metric tons).
Twenty five years ago one of the richest mineral provinces in the world was coming on stream. On February 28, 2010, we will celebrate the 25th anniversary of the first iron ore shipment from Carajás and the inauguration of the Carajás railroad (EFC). In its first year of operation — 1985 - Carajás produced just 4.5 Mt. The mark of 100 Mt of accumulated production was achieved only in 1990. The first 1 billion metric ton mark was reached in October, 2007, and by the end of 2009 the accumulated iron ore output had reached 1.2 billion metric tons.
Carajás has 7.2 billion metric tons of proven and probable reserves — by far the number one in the world — and huge resources of the best iron ore, with the highest iron content and the lowest degrees of impurities. It has the largest processing plant capacity — 100 Mtpy — and a fleet of 105 trucks, including 103 that can carry as much as 240 metric tons and two giant trucks with a capacity of 400 metric tons that started to operate successfully in 4Q09. Operations are supported by a large and highly efficient logistics infrastructure, composed of the Carajás railroad — one of the most efficient cargo railroads in the world with 892 km of extension and 330-wagon trains - and the Ponta da Madeira maritime terminal.

[1]	Mt = million metric tons

Given its very large high-quality mineral reserves, low operational costs and the price premium earned by its products arising from their superior value-in-use, Carajás will be the primary source of the expansion of our production capacity in the foreseeable future. Our investment plans announced in October last year encompass a 130 Mtpy capacity expansion of Carajás to be delivered over the next five years. This entails the development of new mines, the building of processing plants and, particularly, the enlargement of our logistics infra-structure.
Therefore, Carajás will continue to contribute to the development of an efficient global steel industry with the best quality raw material.
In addition to iron ore, Carajás is also home to our largest manganese mine, Azul, and to the Sossego copper mine.
FERROUS MINERALS
• Iron ore

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

IRON ORE	63,274	66,780	63,443	301,696	237,953	-5.0%	0.3%	-21.1%
Southeastern System	23,310	25,528	25,237	116,418	89,459	-1.1%	8.3%	-23.2%
Itabira	7,749	8,939	8,009	41,849	31,136	-10.4%	3.4%	-25.6%
Mariana	7,653	7,834	7,921	36,150	28,922	1.1%	3.5%	-20.0%
Minas Centrais	7,664	8,482	8,624	37,429	28,444	1.7%	12.5%	-24.0%
Corumbá	—	—	423	—	423	n.a.	n.a.	n.a.
Urucum	244	273	260	990	533	-4.8%	6.7%	-46.2%
Southern System	15,599	15,684	14,599	80,461	55,242	-6.9%	-6.4%	-31.3%
Minas Itabirito	4,685	5,403	5,241	23,658	18,124	-3.0%	11.9%	-23.4%
Vargem Grande	5,515	5,697	5,234	27,155	20,578	-8.1%	-5.1%	-24.2%
Paraopeba	5,399	4,584	4,124	29,648	16,539	-10.0%	-23.6%	-44.2%
Carajás	22,306	22,941	20,940	96,495	84,638	-8.7%	-6.1%	-12.3%
Samarco[2]	2,060	2,628	2,667	8,322	8,614	1.5%	29.5%	3.5%
Our iron ore production amounted to 63.4 Mt in 4Q09, 5.0% below the level reached in 3Q09 of 66.8 Mt. The anticipation of the summer rain season in Brazil, with heavy rainfall on top of problems with equipment maintenance in Carajás — reducing the level of their availability - generated a negative impact on the 4Q09 performance.
Iron ore production at Carajás was 20.9 Mt in 4Q09, against 22.9 Mt in 3Q09. Its performance was responsible for 60% of the quarterly decline in our total output.
The Southeastern System, which encompasses the Itabira, Mariana, Minas Centrais, Corumbá and Urucum iron ore mining sites, produced 25.3 Mt in the fourth quarter of 2009, roughly the same level as 3Q09.
On September 18, 2009, Vale concluded the acquisition of Corumbá, located in the state of Mato Grosso do Sul, Brazil. Consequently, its production volumes are being accounted for in our production reports from 4Q09 onwards as part of the Southeastern System. On a pro forma basis, its production reached 2.0 Mt in 2009. Corumbá is a world-class asset, with high Fe content and rich in direct reduction lump ores, a highly valued type of iron ore that is becoming increasingly scarce around the world.
The Southern System, our smallest system, produced 14.6 Mt against 15.7 Mt in 3Q09.

[2]	The production figures of Samarco for the first nine months of 2009 were revised to 5.948 Mt.

• Pellets

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

PELLETS[3]	9,572	7,970	8,750	44,762	23,856	9.8%	-8.6%	-46.7%
Tubarão I and II	1,143	1,311	783	6,096	3,942	-40.3%	-31.5%	-35.3%
Fábrica	965	—	—	4,165	235	n.a.	n.a.	-94.4%
São Luís	1,790	—	—	6,960	3	n.a.	n.a.	n.a.
Vargem Grande	—	809	1,125	—	2,159	39.0%	n.a.	n.a.
Nibrasco	1,918	2,404	2,150	8,775	5,791	-10.6%	12.1%	-34.0%
Kobrasco	1,125	—	764	4,935	1,653	n.a.	n.a.	-66.5%
Hispanobras	210	125	452	1,938	577	261.2%	115.4%	-70.2%
Itabrasco	384	656	815	3,321	1,471	24.3%	112.3%	-55.7%
Samarco	2,038	2,665	2,662	8,572	8,025	-0.1%	30.6%	-6.4%
Pellet production reached 8.7 Mt in 4Q09, up 9.8% compared with 3Q09. With the recovery in global demand, the Itabrasco and Hispanobras plants resumed operations in July and August, 2009, respectively. Fábrica was back to operation at the end of January and São Luis is expected to return until the end of March, 2010.
In 4Q09, the production of Tubarão I and II were temporarily stopped for programmed maintenance.
Vargem Grande, whose nominal capacity is 7 Mtpy, started to ramp up at the end of 1Q09 and produced 1.1 Mt in 4Q09. It is located in the Southern System, near Nova Lima, in the Brazilian state of Minas Gerais.
Currently, we are building two new plants, Oman and Tubarão VIII, which will add 16.5 Mtpy to our capacity. The Oman pellet plant is planned to start-up in 2H10, with a production capacity of 9 Mtpy of direct reduction pellets.
Total pellet production reached 23.8 Mt4 in 2009, comprising 14.0 Mt of blast furnace pellets and 9.8 Mt of direct reduction pellets. With São Luis and Fabrica back in operation in the first quarter, we expect to run at full capacity during 2010.

[3]	Production attributable to Vale

[4]	Production in 2009 was 15.2 Mt under US GAAP

• Manganese ore and ferroalloys

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

MANGANESE ORE	491	449	545	2,383	1,657	21.4%	11.1%	-30.5%
Azul	392	378	513	2,003	1,382	35.9%	31.0%	-31.0%
Urucum	57	41	32	246	169	-21.2%	-43.6%	-31.1%
Other mines	42	31	—	135	105	n.a.	n.a.	-21.7%

FERROALLOYS	84	59	88	475	223	48.0%	4.4%	-53.1%
Brazil	59	24	34	288	99	41.5%	-42.9%	-65.7%
Dunkerque	—	10	35	55	45	254.6%	n.a.	-18.9%
Mo I Rana	21	26	19	112	79	-25.0%	-9.6%	-29.3%
Urucum	4	—	—	20	—	n.a.	n.a.	n.a.
Manganese ore production was 545,000 t in 4Q09, up 21.4% versus 3Q09. The production of ferroalloys was increased by 48.0% on a quarter-on-quarter basis, reaching 88,000 t. The production at the Azul mine, our largest manganese mine, was increased in the end of the year in order to meet our expected sales volumes for 2010.
In 4Q09, we kept three of the four ferroalloy plants in Brazil running. Our operations in Dunkerque, France, showed a better performance in the quarter. The ferroalloy plant in Mo I Rana, Norway, had one of its two furnaces stopped for maintenance in November.
Manganese ore production totaled 1.7 Mt and ferroalloy output reached 223,000 t in 2009. The ferroalloy annual production was comprised of 121,000 t of ferrosilicon manganese alloys (FeSiMn), 81,000 t of high-carbon manganese alloys (FeMnAc) and 20,000 t of medium-carbon manganese alloys (FeMnMC).

NON-FERROUS MINERALS
• Nickel

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

NICKEL	73	33	30	275	187	-9.0%	-59.3%	-32.2%
Sudbury	29	5	2	85	43	-69.1%	-94.8%	-49.0%
Thompson	8	5	10	29	29	113.0%	29.0%	-0.2%
Voisey’s Bay	19	3	4	78	40	37.7%	-80.3%	-48.8%
Sorowako	15	20	15	68	69	-27.8%	0.1%	0.8%
Others*	3	—	—	15	6	-39.6%	-93.2%	-62.1%

*	External feed purchased from third parties and processed into finished nickel in our operations
Total finished nickel production amounted to 30,000 t in 4Q09. Finished nickel production is reported using a source-based methodology. For instance, production attributed to Sudbury is the amount of finished nickel produced by any of our seven refineries in the world — Copper Cliff, Thompson, Clydach, Matzusaka, Dalian, TNRC (Taiwan) and KNC (Korea) — from feed originated at Sudbury.
The higher production at Thompson on a quarter-on-quarter basis was more than offset by the effect of the reduction in Sudbury’s in-process feed inventory. At the same time, part of the Sorowako feed to Matsuzaka, in Japan, was reallocated to Clydach, in Wales, UK. Although there was no deceleration in our Indonesian operations, the production cycle was lengthened by this reallocation and the positive impact on the finished nickel output will be shown only when the feed is actually processed giving rise to additional metal.
Clydach is producing nickel plating pellets and powders, products sold at a premium over the LME price and which are more intensely demanded in North America and Europe, markets where our sales to non-stainless steel applications are predominant. In contrast, the Asian demand is more concentrated on nickel for the stainless steel industry. In this case, nickel products are sold at the LME price. Therefore, in face of a temporarily lower production and a strong demand for nickel, the feed realllocation to Clydach allow us to increase the sales of nickel plating pellets and powders and to maximize efficiency.
Finished nickel production using Sudbury ore-source, was 2,000 t in 4Q09. We have been operating two of the Sudbury mines, Garson and Coleman, and the Clarabelle mill, mainly to produce copper concentrates. The resumption of operations of the Copper Cliff smelter is just beginning in 1Q10 initially at 60% of its capacity, thereby increasing feed supply to Clydach.
Production at Thompson, in Manitoba, was 10,000 t in 4Q09, 113.0% above the level of the previous quarter. The smelter and the nickel refinery at Thompson showed better performance in 4Q09.
In 4Q09, finished nickel production from Voisey’s Bay feed was 4,000 t. Finished nickel production sourced from Sorowako matte amounted to 15,000 t, lower than 3Q09 due to the reallocation to Clydach.
Vale’s finished nickel production was 187,000 t in 2009, due to the strikes at Sudbury and Voisey’s Bay sites in Canada since July and August, 2009, respectively, as the union rejected the company’s settlement offer for a new three-year collective bargaining agreement.
Our proposal aims to provide the right incentives for labor productivity growth. The goal is to enhance the foundations of our long-term competitiveness in the nickel business. We strongly believe that this is the way to maintain sustainable value creation for our shareholders, and to keep providing sustainable benefits for other stakeholders, in particular for our employees, the communities where we operate and society at large.

• Bauxite

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

BAUXITE	3,541	3,303	3,318	11,628	12,461	0.5%	-6.3%	7.2%
Trombetas	1,980	1,600	1,738	7,225	6,258	8.6%	-12.2%	-13.4%
Paragominas	1,561	1,703	1,580	4,403	6,203	-7.2%	1.3%	40.9%
In 4Q09, Vale’s bauxite production reached 3.3 Mt, comprised of 1.7 Mt from Trombetas and 1.6 Mt from Paragominas.
Vale`s attributable production at Trombetas was up 8.6% on a quarter-on-quarter basis, following the recovery in demand.
The Paragominas bauxite mine, located in the state of Pará, Brazil, is linked to the Alunorte alumina refinery by the first bauxite pipeline in the world. The mine has been operating at 69% of its nominal capacity, as since the onset of the operations the ores have produced smaller granules than expected. Additional filters were already ordered and are expected to be installed by the end of April. This will allow us to run Paragominas at its nominal capacity of 9.9 Mtpy from May onwards.
In 2009, bauxite production hit an all time-high of 12.5 Mt, 7.2% above the previous record of 11.7 Mt. Paragominas produced a record of 6.2 Mt in 2009, up 40.9% against the previous year, as a result of an improvement in the productivity of the second plant.
• Alumina

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

ALUMINA	1,597	1,515	1,477	5,028	5,910	-2.5%	-7.5%	17.6%
Alunorte	1,597	1,515	1,477	5,028	5,910	-2.5%	-7.5%	17.6%
Vale produced 1.5 Mt of alumina in 4Q09 in line with 1.5 Mt produced in 3Q09 and 1.6 Mt in 4Q08.
In 2009, we produced 5.9 Mt of alumina, up 17.6% against 2008, setting a new record figure, and closer to the nominal capacity of our refinery, 6.26 million metric tons per year.
• Aluminum

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

ALUMINUM	135	113	112	543	459	-1.0%	-17.2%	-15.4%
Albras	115	113	112	455	450	-1.0%	-2.6%	-1.2%
Valesul	20	—	—	87	9	n.a.	n.a.	n.a.
Aluminum production was 112,000 t in 4Q09, against 113,000 t in the previous quarter. The Albrás smelter is running near to its nominal capacity of 455,000 t.

Total primary aluminum production was 459,000 t in 2009. As previously mentioned, Valesul has ceased its aluminum smelting operations, becoming a producer of billets for extrusion, using purchased aluminum ingots and scrap as its main raw materials as from April 1st, 2009. Its production of billets was 9,300 t in 4Q09.
• Copper

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

COPPER	82	31	32	312	198	4.3%	-60.3%	-36.5%
Sossego	33	31	28	126	117	-10.7%	-15.4%	-7.1%
Sudbury	28	—	2	115	42	n.m.	-91.6%	-63.7%
Thompson	—	—	—	1	1	n.a.	n.a.	-27.9%
Voisey’s Bay	16	—	—	55	24	n.a.	n.a.	-55.9%
Others	5	—	2	14	14	n.m.	-56.8%	1.7%
Vale’s copper production was 32,000 t in 4Q09, an increase of 4.3% on a quarter-on-quarter basis. The resumption of the Sudbury operations at the Garson and Coleman McCreedy mines and Clarabelle mill by year-end will allow us to produce copper concentrates to mitigate the shortfall in our Canadian operations.
Production of copper in concentrates by the Sossego mine at Carajás was 28,000 t in 4Q09, versus 31,000 t in 3Q09. The decrease was caused by the stoppage of operations for 15 days to replace equipment at the SAG mill in December 2009.
Total copper production reached 198,000 t in 2009.
• Nickel by-products

						% Change	% Change	% Change
	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

COBALT (metric tons)	792	97	133	2,828	1,575	37.0%	-83.2%	-44.3%
Sudbury	294	2	—	804	359	n.a.	n.a.	-55.4%
Thompson	22	31	70	168	181	126.9%	217.1%	7.8%
Voisey’s Bay	469	64	63	1,695	971	-2.4%	-86.6%	-42.7%
Others	8	1	—	161	64	-11.5%	-94.1%	-60.2%

PLATINUM (000’ oz troy)	43	16	2	166	103	-89.4%	-96.2%	-37.8%
Sudbury	43	16	2	166	103	-89.4%	-96.2%	-37.8%

PALLADIUM (000’ oz troy)	62	27	4	231	152	-84.2%	-93.2%	-34.3%
Sudbury	62	27	4	231	152	-84.2%	-93.2%	-34.3%

GOLD (000’ oz troy)	21	4	3	85	49	-22.2%	-86.6%	-42.1%
Sudbury	21	4	3	85	49	-22.2%	-86.6%	-42.1%

SILVER (000’ oz troy)	574	20	26	2,308	1,245	33.0%	-95.4%	-46.1%
Sudbury	574	20	26	2,308	1,245	33.0%	-95.4%	-46.1%
In 4Q09, cobalt production reached 133 metric tons, a 37.0% quarter-on-quarter increase, due to the better performance of Thompson.

Volumes of platinum and palladium produced by the Acton refinery, in the United Kingdom, were impacted by the strike at the Sudbury operations, whose ores provide feed for Acton. Their production levels were 2,000 and 4,000 oz troy, respectively, in 4Q09.
• Potash

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

POTASH	102	186	185	607	717	-0.5%	82.6%	18.1%
Taquari-Vassouras	102	186	185	607	717	-0.5%	82.6%	18.1%
Production at Taquari-Vassouras was 185,000 t in 4Q09, slightly below 3Q09 and 82.6% above 4Q08.
Annual production at Taquari-Vassouras was 717,000 t in 2009, showing an increase of 18.1% compared to the previous year. The rise in output is explained by the better use of the assets in the mine and improvements in infrastructure, maintenance and operations.
• Kaolin

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

KAOLIN	231	210	239	1,129	781	14.2%	3.7%	-30.8%
PPSA	99	83	121	528	354	45.0%	21.6%	-33.0%
Cadam	132	126	119	602	427	-6.1%	-9.8%	-29.0%
In 4Q09, kaolin production amounted to 239,000 t, up 3.7% against 3Q09 and 14.2% versus 4Q08, responding to stronger demand. At PPSA, production was 121,000 t, increasing 45.0% against 3Q09, while at Cadam production was 119,000 t, down 29.0%.
Total kaolin production reached 781,000 t in 2009.

COAL
• Coal

						% Change	% Change	% Change
000’ metric tons	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

METALLURGICAL COAL	703	844	659	2,808	2,527	-22.0%	-6.3%	-10.0%
Integra Coal	441	456	198	1,747	1,184	-56.6%	-55.1%	-32.2%
Carborough Downs	126	127	245	429	604	93.1%	94.5%	40.7%
Broadlea	45	114	25	249	252	-78.0%	-43.7%	1.4%
Others	92	148	191	382	487	29.6%	107.6%	27.4%

THERMAL COAL	387	858	607	1,286	2,892	-29.2%	56.8%	124.9%
El Hatillo	—	315	368	—	1,143	16.8%	n.a.	n.a.
Integra Coal	184	147	103	557	702	-30.2%	-44.1%	25.9%
Broadlea	150	209	27	582	497	-87.1%	-82.1%	-14.6%
Others	53	187	110	147	551	-41.3%	107.0%	274.6%
Our coal production was 1.3 Mt in 4Q09, comprising 659,000 t of metallurgical coal and 607,000 t of thermal coal.
Production of metallurgical and thermal coal at Integra Coal, state of New South Wales, Australia, was 198,000 t and 103,000 t, respectively, in 4Q09. Integra Coal’s productivity was negatively impacted by geological conditions in the underground mine, which led to a roof fall.
The thermal coal mine of El Hatillo, an open pit coal mine located in the Cesar Department, a major Colombian coal producing region, produced 368,000 t in 4Q09, up 16.8% on a quarter-on-quarter basis. El Hatillo produced 1.1 Mt in 2009.
Production at Carborough Downs, state of Queensland, Australia, reached 245,000 t in 4Q09, against 127,000 in 3Q09. The installation and commissioning of a longwall occurred in late September, 2009, and it is expected to raise significantly the production scale of Carborough Downs to 4.8 Mtpy.
Broadlea, a small open pit mine which shares a coal handling preparation plant with Carborough Downs, was shut down in the first week of December.
Total coal production reached a record of 5.4 Mt in 2009, 47% of which was metallurgical coal and 53% of thermal coal.

Vale Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

IRON ORE	61,214	64,153	60,776	293,374	229,338	-5.3%	-0.7%	-21.8%
Southeastern System	23,310	25,528	25,237	116,418	89,459	-1.1%	8.3%	-23.2%
Itabira	7,749	8,939	8,009	41,849	31,136	-10.4%	3.4%	-25.6%
Mariana	7,653	7,834	7,921	36,150	28,922	1.1%	3.5%	-20.0%
Minas Centrais	7,664	8,482	8,624	37,429	28,444	1.7%	12.5%	-24.0%
Corumbá	—	—	423	—	423	n.a.	n.a.	n.a.
Urucum	244	273	260	990	533	-4.8%	6.7%	-46.2%
Southern System	15,599	15,684	14,599	80,461	55,242	-6.9%	-6.4%	-31.3%
Minas Itabirito	4,685	5,403	5,241	23,658	18,124	-3.0%	11.9%	-23.4%
Vargem Grande	5,515	5,697	5,234	27,155	20,578	-8.1%	-5.1%	-24.2%
Paraopeba	5,399	4,584	4,124	29,648	16,539	-10.0%	-23.6%	-44.2%
Carajás	22,306	22,941	20,940	96,495	84,638	-8.7%	-6.1%	-12.3%

PELLETS	7,324	5,180	5,637	34,252	15,253	8.8%	-23.0%	-55.5%
Tubarão I and II	1,143	1,311	783	6,096	3,942	-40.3%	-31.5%	-35.3%
Fábrica	965	—	—	4,165	235	n.a.	n.a.	-94.4%
São Luís	1,790	—	—	6,960	3	n.a.	n.a.	n.a.
Vargem Grande	—	809	1,125	—	2,159	39.0%	n.a.	n.a.
Nibrasco	1,918	2,404	2,150	8,775	5,791	-10.6%	12.1%	-34.0%
Kobrasco	1,125	—	764	4,935	1,653	n.a.	n.a.	-66.5%
Itabrasco	384	656	815	3,321	1,471	24.3%	n.a.	-55.7%

MANGANESE ORE	491	449	545	2,383	1,657	21.4%	11.1%	-30.5%
Azul	392	378	513	2,003	1,382	35.9%	31.0%	-31.0%
Urucum	57	41	32	246	169	-21.2%	-43.6%	-31.1%
Other mines	42	31	—	135	105	n.a.	n.a.	-21.7%

FERROALLOYS	84	59	88	475	223	48.0%	4.4%	-53.1%
Brazil	59	24	34	288	99	41.5%	-42.9%	-65.7%
Dunkerque	—	10	35	55	45	254.6%	n.a.	-18.9%
Mo I Rana	21	26	19	112	79	-25.0%	-9.6%	-29.3%
Urucum	4	—	—	20	—	n.a.	n.a.	n.a.

NICKEL	73	33	30	275	187	-9.0%	-59.3%	-32.2%
Sudbury	29	5	2	85	43	-69.1%	-94.8%	-49.0%
Thompson	8	5	10	29	29	113.0%	29.0%	-0.2%
Voisey’s Bay	19	3	4	78	40	37.7%	-80.3%	-48.8%
Sorowako	15	20	15	68	69	-27.8%	0.1%	0.8%
Others **	3	—	—	15	6	-39.6%	-93.2%	-62.1%

COPPER	82	31	32	312	198	4.3%	-60.3%	-36.5%
Sossego	33	31	28	126	117	-10.7%	-15.4%	-7.1%
Sudbury	28	—	2	115	42	n.m.	-91.6%	-63.7%
Thompson	—	—	—	1	1	n.a.	n.a.	-27.9%
Voisey’s Bay	16	—	—	55	24	n.a.	n.a.	-55.9%
Others	5	—	2	14	14	n.m.	-56.8%	1.7%

BAUXITE	1,561	1,703	1,580	4,403	6,203	-7.2%	1.3%	40.9%
Paragominas	1,561	1,703	1,580	4,403	6,203	-7.2%	1.3%	40.9%

ALUMINA	1,597	1,515	1,477	5,028	5,910	-2.5%	-7.5%	17.6%
Alunorte	1,597	1,515	1,477	5,028	5,910	-2.5%	-7.5%	17.6%

Vale Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

ALUMINUM	135	113	112	543	459	-1.0%	-17.2%	-15.4%
Albras	115	113	112	455	450	-1.0%	-2.6%	-1.2%
Valesul	20	—	—	87	9	n.a.	n.a.	n.a.

METALLURGICAL COAL	703	844	659	2,808	2,527	-22.0%	-6.3%	-10.0%
Integra Coal	441	456	198	1,747	1,184	-56.6%	-55.1%	-32.2%
Carborough Downs	126	127	245	429	604	93.1%	94.5%	40.7%
Broadlea	45	114	25	249	252	-78.0%	-43.7%	1.4%
Others	92	148	191	382	487	29.6%	107.6%	27.4%

THERMAL COAL	387	858	607	1,286	2,892	-29.2%	56.8%	124.9%
El Hatillo	—	315	368	—	1,143	16.8%	n.a.	n.a.
Integra Coal	184	147	103	557	702	-30.2%	-44.1%	25.9%
Broadlea	150	209	27	582	497	-87.1%	-82.1%	-14.6%
Others	53	187	110	147	551	-41.3%	107.0%	274.6%

COBALT (tons)	792	97	133	2,828	1,575	37.0%	-83.2%	-44.3%
Sudbury	294	2	—	804	359	n.a.	n.a.	-55.4%
Thompson	22	31	70	168	181	126.9%	217.1%	7.8%
Voisey’s Bay	469	64	63	1,695	971	-2.4%	-86.6%	-42.7%
Others	8	1	—	161	64	-11.5%	-94.1%	-60.2%

PLATINUM (000’ oz troy)	43	16	2	166	103	-89.4%	-96.2%	-37.8%
Sudbury	43	16	2	166	103	-89.4%	-96.2%	-37.8%

PALLADIUM (000’ oz troy)	62	27	4	231	152	-84.2%	-93.2%	-34.3%
Sudbury	62	27	4	231	152	-84.2%	-93.2%	-34.3%

GOLD (000’ oz troy)	21	4	3	85	49	-22.2%	-86.6%	-42.1%
Sudbury	21	4	3	85	49	-22.2%	-86.6%	-42.1%

SILVER (000’ oz troy)	574	20	26	2,308	1,245	33.0%	-95.4%	-46.1%
Sudbury	574	20	26	2,308	1,245	33.0%	-95.4%	-46.1%

POTASH	102	186	185	607	717	-0.5%	82.6%	18.1%
Taquari-Vassouras	102	186	185	607	717	-0.5%	82.6%	18.1%

KAOLIN	231	210	239	1,129	781	14.2%	3.7%	-30.8%
PPSA	99	83	121	528	354	45.0%	21.6%	-33.0%
Cadam	132	126	119	602	427	-6.1%	-9.8%	-29.0%

*	Under US GAAP, Vale consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control

**	The nickel concentrate is purchased from third-parties and processed by Vale Inco

Vale Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

IRON ORE	63,274	66,780	63,443	301,696	237,953	-5.0%	0.3%	-21.1%
Southeastern System	23,310	25,528	25,237	116,418	89,459	-1.1%	8.3%	-23.2%
Itabira	7,749	8,939	8,009	41,849	31,136	-10.4%	3.4%	-25.6%
Mariana	7,653	7,834	7,921	36,150	28,922	1.1%	3.5%	-20.0%
Minas Centrais	7,664	8,482	8,624	37,429	28,444	1.7%	12.5%	-24.0%
Corumbá	—	—	423	—	423	n.a.	n.a.	n.a.
Urucum	244	273	260	990	533	-4.8%	6.7%	-46.2%
Southern System	15,599	15,684	14,599	80,461	55,242	-6.9%	-6.4%	-31.3%
Minas Itabirito	4,685	5,403	5,241	23,658	18,124	-3.0%	11.9%	-23.4%
Vargem Grande	5,515	5,697	5,234	27,155	20,578	-8.1%	-5.1%	-24.2%
Paraopeba	5,399	4,584	4,124	29,648	16,539	-10.0%	-23.6%	-44.2%
Carajás	22,306	22,941	20,940	96,495	84,638	-8.7%	-6.1%	-12.3%
Samarco	2,060	2,628	2,667	8,322	8,614	1.5%	29.5%	3.5%

PELLETS	9,572	7,970	8,750	44,762	23,856	9.8%	-8.6%	-46.7%
Tubarão I and II	1,143	1,311	783	6,096	3,942	-40.3%	-31.5%	-35.3%
Fábrica	965	—	—	4,165	235	n.a.	n.a.	-94.4%
São Luís	1,790	—	—	6,960	3	n.a.	n.a.	n.a.
Vargem Grande	—	809	1,125	—	2,159	39.0%	n.a.	n.a.
Nibrasco	1,918	2,404	2,150	8,775	5,791	-10.6%	12.1%	-34.0%
Kobrasco	1,125	—	764	4,935	1,653	n.a.	n.a.	-66.5%
Hispanobras	210	125	452	1,938	577	261.2%	115.4%	-70.2%
Itabrasco	384	656	815	3,321	1,471	24.3%	112.3%	-55.7%
Samarco	2,038	2,665	2,662	8,572	8,025	-0.1%	30.6%	-6.4%

MANGANESE ORE	491	449	545	2,383	1,657	21.4%	11.1%	-30.5%
Azul	392	378	513	2,003	1,382	35.9%	31.0%	-31.0%
Urucum	57	41	32	246	169	-21.2%	-43.6%	-31.1%
Other mines	42	31	—	135	105	n.a.	n.a.	-21.7%

FERROALLOYS	84	59	88	475	223	48.0%	4.4%	-53.1%
Brazil	59	24	34	288	99	41.5%	-42.9%	-65.7%
Dunkerque	—	10	35	55	45	254.6%	n.a.	-18.9%
Mo I Rana	21	26	19	112	79	-25.0%	-9.6%	-29.3%
Urucum	4	—	—	20	—	n.a.	n.a.	n.a.

NICKEL	73	33	30	275	187	-9.0%	-59.3%	-32.2%
Sudbury	29	5	2	85	43	-69.1%	-94.8%	-49.0%
Thompson	8	5	10	29	29	113.0%	29.0%	-0.2%
Voisey’s Bay	19	3	4	78	40	37.7%	-80.3%	-48.8%
Sorowako	15	20	15	68	69	-27.8%	0.1%	0.8%
Others	3	—	—	15	6	-39.6%	-93.2%	-62.1%

COPPER	82	31	32	312	198	4.3%	-60.3%	-36.5%
Sossego	33	31	28	126	117	-10.7%	-15.4%	-7.1%
Sudbury	28	—	2	115	42	n.m.	-91.6%	-63.7%
Thompson	—	—	—	1	1	n.a.	n.a.	-27.9%
Voisey’s Bay	16	—	—	55	24	n.a.	n.a.	-55.9%
Others	5	—	2	14	14	n.m.	-56.8%	1.7%

Vale Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	4Q08	3Q09	4Q09	2008	2009	4Q09/3Q09	4Q09/4Q08	2009/2008

BAUXITE	3,541	3,303	3,318	11,628	12,461	0.5%	-6.3%	7.2%
Trombetas	1,980	1,600	1,738	7,225	6,258	8.6%	-12.2%	-13.4%
Paragominas	1,561	1,703	1,580	4,403	6,203	-7.2%	1.3%	40.9%

ALUMINA	1,597	1,515	1,477	5,028	5,910	-2.5%	-7.5%	17.6%
Alunorte	1,597	1,515	1,477	5,028	5,910	-2.5%	-7.5%	17.6%

ALUMINUM	135	113	112	543	459	-1.0%	-17.2%	-15.4%
Albras	115	113	112	455	450	-1.0%	-2.6%	-1.2%
Valesul	20	—	—	87	9	n.a.	n.a.	n.a.

METALLURGICAL COAL	703	844	659	2,808	2,527	-22.0%	-6.3%	-10.0%
Integra Coal	441	456	198	1,747	1,184	-56.6%	-55.1%	-32.2%
Broadlea	45	114	25	249	252	-78.0%	-43.7%	1.4%
Carborough Downs	126	127	245	429	604	93.1%	94.5%	40.7%
Other	92	148	191	382	487	29.6%	107.6%	27.4%

THERMAL COAL	387	858	607	1,286	2,892	-29.2%	56.8%	124.9%
El Hatillo	—	315	368	—	1,143	16.8%	n.a.	n.a.
Integra Coal	184	147	103	557	702	-30.2%	-44.1%	25.9%
Broadlea	150	209	27	582	497	-87.1%	-82.1%	-14.6%
Others	53	187	110	147	551	-41.3%	107.0%	274.6%

COBALT (metric tons)	792	97	133	2,828	1,575	37.0%	-83.2%	-44.3%
Sudbury	294	2	—	804	359	n.a.	n.a.	-55.4%
Thompson	22	31	70	168	181	126.9%	217.1%	7.8%
Voisey’s Bay	469	64	63	1,695	971	-2.4%	-86.6%	-42.7%
Others	8	1	—	161	64	-11.5%	-94.1%	-60.2%

PLATINUM (000’ oz troy)	43	16	2	166	103	-89.4%	-96.2%	-37.8%
Sudbury	43	16	2	166	103	-89.4%	-96.2%	-37.8%

PALLADIUM (000’ oz troy)	62	27	4	231	152	-84.2%	-93.2%	-34.3%
Sudbury	62	27	4	231	152	-84.2%	-93.2%	-34.3%

GOLD (000’ oz troy)	21	4	3	85	49	-22.2%	-86.6%	-42.1%
Sudbury	21	4	3	85	49	-22.2%	-86.6%	-42.1%

SILVER (000’ oz troy)	574	20	26	2,308	1,245	33.0%	-95.4%	-46.1%
Sudbury	574	20	26	2,308	1,245	33.0%	-95.4%	-46.1%

POTASH	102	186	185	607	717	-0.5%	82.6%	18.1%
Taquari-Vassouras	102	186	185	607	717	-0.5%	82.6%	18.1%

KAOLIN	231	210	239	1,129	781	14.2%	3.7%	-30.8%
PPSA	99	83	121	528	354	45.0%	21.6%	-33.0%
Cadam	132	126	119	602	427	-6.1%	-9.8%	-29.0%

* 1)	Under Consolidated BR GAAP, Vale consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

2)	For the companies in which Vale has shared control (Samarco, Hispanobras and MRN), consolidation is proportional to Vale’s stake in the company.

3)	The production volumes of companies in which Vale has minority interests are not consolidated.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: February 10, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations